Mail Stop 4628
                                                           April 12, 2018

Via E-Mail
Juan Pablo Tardio
Chief Financial Officer
Helmerich & Payne, Inc.
1437 S. Boulder Ave., Suite 1400
Tulsa, Oklahoma 74119

       Re:    Helmerich & Payne, Inc.
              Form 10-K for Fiscal Year Ended September 30, 2017
              Response Dated March 15, 2018
              File No. 001-04221

Dear Mr. Tardio:

       We have reviewed your March 15, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our March 6,
2018 letter.

Form 10-K for Fiscal Year Ended September 30, 2017

Notes to Consolidated Financial Statements, page 54

Note 1   Summary of Significant Accounting Policies, page 54

Valuation of Long-Lived Assets, page 56

1. We note from your response to prior comment 1 that you have ten asset groups. Using
       the rig information in Item 2   Properties of your Form 10-K, provide us
with a summary
       of your rigs by asset group. Include a description of the characteristics supporting your asset groupings and list their respective geographic locations (e.g., by state and / or country) and contract status. Also, describe your conclusion regarding the interdependency of cash flows to the extent that you have rigs in the same asset group
 Juan Pablo Tardio
Helmerich & Payne, Inc.
April 12, 2018
Page 2

       that are located in different countries or where there are factors that may influence transfer decisions.

2. For each respective asset group, provide us with a summary of your future expectations for rig utilization levels, dayrates, and rig margins along with a comparison of the key elements of your forecast to your historical experience with similar market conditions.

3. You indicate in your response to prior comment 1 that Domestic FlexRig4 and
       International FlexRig4 asset groups were subject to an impairment recoverability test during the fiscal quarter ended September 30, 2017, while the remaining eight asset groups were determined to not have impairment indicators during the period. Explain the changes that occurred during the period and describe differences in circumstances that resulted in the existence of impairment indicators for the Domestic and International
       FlexRig4 asset groups compared to the other asset groups. See FASB ASC 360-10-35-21.

4. To the extent that you have rigs that have remained idle for an extended period or rigs that cannot be upgraded, specify such rigs and the asset groups to which they belong. In addition, provide us with an analysis supporting your conclusion that these rigs did not need to be tested for recoverability during the fiscal year ended September 30, 2017.

5. For the asset groups that were subject to an impairment recoverability test, explain to us how you have considered providing expanded disclosure under Critical Accounting
       Policies and Estimates to:

           State the percentage or amount by which the undiscounted cash flows exceeded their respective carrying values as of the date of the impairment test;

           Discuss qualitative and quantitative information addressing the uncertainty in the key assumptions underlying your impairment assessment (i.e., rig utilization levels, dayrates, etc.); and,
           Address the effect of reasonably likely changes to these assumptions.

       See Section V of SEC Release No. 33-8350.

       You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Kimberly
Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.


                                                             Sincerely,

                                                             /s/ Ethan Horowitz

                                                             Ethan Horowitz
                                                             Accounting Branch
Chief
                                                             Office of Natural
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